Filed by Entergy Corporation

        Pursuant to Rule 425 under the Securities Act of 1933

              And deemed filed pursuant to Rule 14a-12
               Of the Securities Exchange Act of 1934

                Subject Company: Entergy Corporation
                     Commission File No. 1-11299



Transcript of Entergy Corporation-FPL Group, Inc. Analyst Meeting held July 31, 2000 New York, New York


                       ANALYST MEETING TRANSCRIPT
                  FPL GROUP, INC. / ENTERGY CORPORATION
                          MONDAY, JULY 31, 2000
                  WALDORF ASTORIA HOTEL - NEW YORK CITY


Operator: Ladies and gentlemen, thank you for standing by. Welcome to the FPL Group, Inc., and Entergy Corporation analysts' teleconference. With us today we have Mr. James Broadhead, chairman and chief executive officer of FPL Group, Inc., and Mr. Wayne Leonard, chief executive officer of Entergy Corporation. At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session. At that time, if you have a question you will need to press the one followed by the four on your push-button phone.

          As a reminder, this conference is being recorded and is copyrighted material. Therefore, please note that it cannot be recorded, transcribed or rebroadcast without FPL Group, Inc., and Entergy Corporation permission. Your participation implies consent to our recording this call. If you do not agree to these terms, simply drop off the line.

          I would now like to turn the conference over to Mr. James Broadhead.


James L. Broadhead: Good morning, everybody. It's nice to see you here. We're pleased that you all made an effort to come and we're really delighted to review with you today the-- what we think is a very exciting opportunity for the shareholders of both Entergy and FPL Group.

          As you're well aware we announced this morning that the boards of directors of our two companies unanimously approved a merger and this is a merger of equals. For each share of FPL Group common stock, the holders will receive one share of the new combined company and Entergy holders will receive .585 of a share of the new company. Overall, the shareholders of FPL Group will own 57 percent of the combined company and Entergy shareholders will own 43 percent.

          I'll be the chairman of the new company and Wayne Leonard will be the president and the chief executive officer. We'll both serve on the board of directors. It'll be a 15-person board of directors, including the two of us. Eight of the seats will be filled by FPL Group and seven from Entergy. The headquarters of the new company will be in Juno Beach, Florida, and the utility group headquarters will be in New Orleans.

          Now, we think this merger will deliver very significant value in a number of different ways. First, it's going to be immediately accretive to both of the companies and through the realization of annual synergies, which are projected to grow from $150 million the first year to $275 million in year three, we expect to grow our earnings per share in excess of 10 percent and that's a rate that is higher than either of the two companies could deliver as stand-alone entities.

          I'd note that there is de minimus goodwill created in this because Entergy, as you know, is trading, essentially, at book value. We'll be paying a dividend that's consistent with FPL Group's dividend, so Entergy shareholders will get an increased dividend upon the closing of the transaction. And to signal to you just how attractive a transaction we think this is, we are going to launch a share buy-back program of a billion dollars and that includes both companies' current authorized share repurchase programs.


          Now, I mentioned two seconds ago sizable synergies. They'll arise from several sources. The regulated business we expect to have annual cost savings that'll grow from $110 million the first year to $150 in the third year. Primarily, that's going to come from eliminating duplicate corporate and administrative functions and from general procurement economies. We expect annual cost savings and revenue enhancements from the competitive businesses of $40 million in the first year growing to $125 million. And further, we expect the competitive businesses to realize annual capital expenditures savings that would be growing from $50 million to about $100 million. So, in total, in the first three years, the company should produce annual synergies that'll grow from $200 million to $375 million.

          Now, we think it's reasonable to expect that this transaction can close within 15 months. Of course, we have the numerous regulatory approvals that have to be completed and various regulatory reviews. On the federal level, we'll have to get the approval of the Securities and Exchange Commission, the Federal Energy Regulatory Commission, the Nuclear
Regulatory Commission. We think these should be pretty routine and we really don't see any issues that ought to, in any way, prevent or delay approval. Because the combination of the two companies is intended to produce improved customer service, improved reliability and plant performance and therefore lower cost, we're optimistic that the state utility commissions will endorse our merger expeditiously, as well.

          We anticipate that when all is said and done, there are going to be a relatively small number of important electrical companies left in the United States, over time. And we believe that this merger will give us the size and the scale and the scope to be one of those companies.

          We're going to be the largest utility, serving more than 6.3 million customers in five different states. We'll have more than 48,000 megawatts of generating capacity, number one in the nation, and with nearly 10,000 megawatts of nuclear generating capacity, we are going to be the second largest nuclear generator. And with an equity market capital of $16.4 billion, we'll rank second. So clearly, this is a company that's going to have the size and the scale to be one of the few successful players in this industry.

          Not only will we be big, but we'll have superior financial strength. As you know, our balance sheets are among the strongest in the industry.
We're going to have financial flexibility to take advantage of growth opportunities when the right opportunities arise.

          Combine that with a strong set of core competencies and a highly talented work force and I think you have a winning combination that is going to deliver solid results. There's no doubt in my mind that we're going to be successful. Wayne and I know each other, like each other. We have the same approach to what it takes to win and we're both focused on creating shareholder value and we're going to make it happen, along with the other members of our team.

          Another way to look at this combination is to think of it as that we are creating a top performing, super-regional utility that we expect can only get better and we're creating a leading wholesale energy generation company that should grow much faster than either of the two companies can do independently. And let me just talk about those two things, beginning with the utility.

          The new, super-regional utility that I talked about spans the Gulf South and reaches from Florida to Texas. This new geographic footprint gives us plenty of room for expansion across the area and beyond, if that would be appropriate.

          And we have what it takes to remain a top-performing utility. Our customer base is strong and growing. Florida alone, as you know, expects customer growth to be in the 2 percent a year average and we have actually been growing faster than that recently. At the utility group, we're going to own plants that have more than 38,000 megawatts of capacity and we will have a centralized organization that will be operating all of the power plants, both utility and non-utility, and that way we can utilize the world-class operating skills that we have. And, as you know, we have a solid track record of high plant availability.

          Now, we at FPL Group have made year-over-year improvements in service reliability and price and we rank in the top decile or top quartile in most measurements of performance. Entergy, under Wayne's leadership, has made some remarkable improvements in these areas as well and I think by sharing best practices we are going to find that the quality of service and productivity in all of the states is going to improve.

          We have other advantages as well. I've mentioned in the past and I know Wayne has, the advantage that we have by having a very clean portfolio of generation. Not only is this something that is useful with the customers, not only does one sometimes get better prices by having a clean portfolio, but I think this will avoid future costs that many other utilities are going to have absorb when we have some future environmental standards that are stricter and I believe that's going to happen, it's just a question of how and when.

         Certainly the strong cash flow we expect for this company will give us added flexibility to continue to grow profitably as well. And, speaking of growing, the combined wholesale energy business will be among the top independent power producers. The merger of our two companies greatly enhances our wholesale energy business, from the developers in the field out to the traders on the floor. I think we have what it takes to be successful there.

          As you can see from this next chart, we have a strong presence in several areas. I finally spotted the charts down there. It used-- yesterday it was up here. Now I know we're on the same page.

          We have a strong presence in a number of different areas of the country. The portfolios of the two independent power companies very nicely overlap. They create several strong regional clusters, particularly in the Northeast and in the Gulf Coast. For example, the Pilgrim Plant would fit in wonderfully with the hydro and fossil assets that we now have in New England. Considering our pipeline of projects, I think you'll see these regional clusters are going to get even stronger.

          As a combined company, we'll start with a sizable generation base of nearly 10,000 megawatts of generating capacity. It's predominantly gas and nuclear and, as you know, FPL is already the largest wind power producer and it's not a tiny business and it's a rapidly growing one. We also have a very impressive pipeline of development projects that could add an additional 20,000 megawatts by 2004 and much of that growth is going to come from green field gas-fired plants and, as you know, both companies have contracts that will give us the turbine availability to back up those growth plans.

          We also will have the construction expertise, as well, to back it up. FPL has had solid experience in managing the construction of gas-fired plants and I'm really impressed with the partnership that Wayne has struck with Shaw International that really should help our combined companies accelerate construction schedules and also lower construction cost.

          Another critical factor for success in this business, of course, is plant operations and I think it's often overlooked, because people often think in terms of well, I can hire somebody else to run my plant. We learned that you can significantly enhance revenues by having higher plant availability, lower O&M per kilowatt hour and lower forced-outage rates. Through these high levels of performance you increase sales, you lower risks and you significantly enhance trading optionality. Our world-class operators are very excited about this prospect and I think they will ensure that we get maximum value from this portfolio.

          Our superior performance in running nuclear plants, I think, is also going to be of great importance as we go forward. Wayne's going to be talking about that in a minute, but the bottom line is we clearly have a combination of nuclear, gas-fired and renewable energy sources that is going to be a big plus for our company and, frankly, a dream for the traders.

          I'm also very excited about the joint venture that Entergy and Koch have which will be creating one of the 10 largest trading companies in the country and I think that will significantly enhance the-- the value of the portfolio we have and, in combination with these other skills, again, will make us a very strong company.

          Both of our companies have been sharpening our focus on regional portfolios and that should strengthen our regional presence. As the map
I showed you a few minutes ago indicated, we already have a highly complementary plant group in a number of regions.

          Now, I'll give Wayne Leonard the opportunity to take over the podium and tell you more about the merged company and after that we'll have an opportunity to take your questions. Thank you very much.

J. Wayne Leonard:   As Jim alluded to, under any metric that you want to use,
under any assumption you want to make about the future, this company is positioned for industry leadership. It's positioned well for financial success.

          If we're not the best performing company in the industry over the long term, we're going to be very disappointed. Anything other than the best simply will not do. Let me start with, for example, our [unintelligible] called super regional utility that is highly competitive.

          In terms of customers, Jim mentioned that we had 6.3 million customers, which is substantially more than anybody else in the industry, but just as important as the fact that we have more scale than anybody else, is the customer mix we see here. We have a favorable base of residential customers that are some of the stickiest customers you'll find in this industry. That means they're less likely to switch, if given a choice.
If you analyze the demographics, the age, the income level, the education level for this residential base, you'll find that they're very likely to stay with you, given a choice, and at the same time they're relatively indifferent to price. That's why we have not seen the clamor for deregulation in either FPL's territory or Entergy's territory.

          At the same time, we have a very strong commercial base that lines up well at very high load factors. They line up very well with the minimum run factors on all of our nuclear plants. And then we have this big industrial base that Entergy's contributing that has a lot of optionality attached to it, that has value for our trading operation.

          I mean industrial customers has always been a very big negative for Entergy. So most of these customers today are under contract at relatively low margins, so if you lose them with competition, you don't lose a lot of margin. At the same time, if you keep them, you pick up a lot of optionality for your trading group. Probably the best power development opportunities in the country today are with these industrial customers where you already have the steam sinks on the site.

         In co-generation capabilities, for example, like our Riverside project that we're developing right now with TPG [sp], we have a heat rate below
6000 BTUs per KWH, which is the best in the country. We just got financing at the bank - 90 percent debt, 10 percent equity, which is unheard of in this day and age because the economics of this project is strong.

          At the same time, these industrial customers are under contract where if we can't find the power, we can interrupt service. They're under contract that if the power prices get very high, we can buy the power back from them at a given price and then share with the savings with them and the great number of these industrial customers also have the ability to switch between residual fuel and natural gas. That provides a substantial amount of optionality for trading functions, to be able to control that switching with your own customer base.

          So we're just beginning to think through what products and services when optionality exists in this customer base that we see right here and we're working with Koch right now who's had a reputation as being able to develop products and services in this market place, for example, weather derivatives. And they're going to be working, both to help us develop and exploit the opportunities that exist in this customer base.

          You know, we're not just the biggest electric [sink?] in the country, we're also the biggest electric supplier in the country, and Jim mentioned that. We have almost 40,000 megawatts of capacity in our regulated utilities, but the important point that Jim made was it's not just capacity, it's clean capacity. And, as Jim mentioned, you've heard me say many times, the environmental risks in this business are absolutely enormous. And if you look at our company, of our capacity, we have 31,000 megawatts that we would classify as clean. It's nuclear and it's natural gas.

          Now if you compare that to the second and third biggest power products in the country -- for example, the second biggest is AEP , they have only 11,000 megawatts of clean. Southern Company only has 5000 megawatts of clean. So when we're looking at this we have multiples of any other competitor in terms of having clean capacity. The cost for either of these two competitors to get to our level of admissions would be billions of dollars, whether they use equipment to reduce emissions or whether they buy allowances. This is the rule of thumb: To get a coal plant to the nuclear plant level in terms of emissions would be about $20 a megawatt hour. To get a coal plant to a natural-gas-fired unit, these efficient production turbines, would be around $10 a megawatt hour. So the cost for these companies, as Jim mentioned, is absolutely enormous.

          So when we talk about, you know, this industry likes to brag about its megawatts, but we ought to get the metric right and the metric in this case ought to be clean capacity, because anything else is at substantial risk and, in this case, we are multiples of anybody else in the industry.

          Now, let me turn, if I could to our wholesale-- well, I guess we have a slide here on environmental. By any of the standards, whether it's CO2, SO2 or NOX, you know, we are cleaner than any-- really anybody else in the country.

          Now let me turn to the wholesale business and, as compelling as the story is on the utility side, the real exciting piece of this is the non-regulated business opportunities in the business. We start with some
10,000 megawatts of unregulated capacity, almost all of it clean. It's nuclear. It's natural gas and it's renewables like solar, like hydro, wind, geothermal.

          But that's-- you haven't seen nothing yet. Over the next five years we expect to grow this about three fold to over 30,000 megawatts and almost all of it being clean capacity. And that's in addition to the 40,000 megawatts we already have. So five years from now you're looking at a utility that's up over 70,000-some megawatts of capacity.

          In order to do that, you have to have the turbines. And, as all of you know, turbine capacity is very difficult to come by. Independently, both FP&L and Entergy came to the same decision and that is that the GE turbines are far and away the best technology. Of course, the GE turbine line is already bought out and when you put the two companies together what you see is that we have almost 100 of the GE turbines on order over the next five years. We have virtually cornered it for the best available technology in this market place.

          Now, this just gives you a sense of what Jim talked about the advantage of having a portfolio. This is not just a nuclear strategy or not just a turbine or power development strategy. We plan on having a portfolio of assets that is the lowest cost producer in each of our regions and emulates, in effect, the load profile in that region. They're-- obviously, then, our base load would be nuclear and the co-generation opportunities, but then you have the intermediate peaking with the turbines that we're buying.

          And being able to, as you've heard me say before, to be able to sell this as a portfolio and as firm power is-- has substantial profitably advantages over just doing one-off projects where you're selling into a spot market or you're selling to your PPAs or you're selling unit contingent power. If you can sell the power firm, you have the portfolio to back it up, you're going to pick to two to three hundred basis points [unintelligible] because it's a much higher-value product. And at the same time, if you can trade around it, you can pick up another [unintelligible] basis points or so in the market place. So it's a much more valuable-- it's a much more valuable opportunity to have a portfolio than just be doing one particular technology or in one particular region.

          Now, at the same time, obviously, nuclear is the key to our strategy. It's a very attractive business for a whole lot of reasons. Nuclear has no environmental emissions, no airborne emissions. When you're bidding on a nuclear plant, it has a relatively short time frame to bid and to close. They're immediately accretive to earnings.

          At the same time, in order to be in this business you have to have scale, you have to have expertise, you have to have experience in all aspects of the business. That means decommissioning, that means pressurized water reactors, boiling water reactors. It means being able to do relicense work. It means to be able to turn around plants. And putting the two companies together allows us to take advantage of the terrific track record that both of these two companies have.

          You know, for example, FPL has had a remarkable turnaround at both their- - their Turkey Point and St. Lucie [sp] plants. If you look at their record over the last two years, they have-- they have probably an unparalleled record in the industry in terms of being able to reduce costs and increase the capacity factors at these plants. These are two of the finest units in the entire country today. And at Entergy, we are really looking forward to finding out exactly how they're doing it and applying those best practices to our own-- our own eight reactors and the reactors that we plan on purchasing in the future.

          The key to this business, of course, is being able to manage the price risk. And we-- upon close of the Entergy-Koch joint venture, we plan on rolling the Florida-- the FPL Group's trading company into this venture so we'll all be in the venture on day one. On all the non-regulated opportunities we're talking about, [unintelligible] to be $125 million, we plan on starting to capture those on day one. We will start bidding on nuclear plants together, we'll develop power development projects on a joint venture basis and we'll combine our trading operations immediately. You're going to start to see some of these savings, some of these revenue enhancements immediately, even in the year 2000.

          Now, I'm not going to go through all this-- all the trading and marketing opportunities here, but clearly this is the ``shot heard `round the world'' in the trading business. They have never before seen the kind of opportunity that exist in having the positions these two companies will have when you put them together.

          Now, for example -- let me go back to that last one. You know, I really do want to mention one thing here and that is that on the resid path, on the resid side, Koch is the biggest resid trader in the entire country.
Half of the entire resid market in the entire country is utilities and half of all the utility usage is into Entergy and into Florida. So what you have is, the biggest market, the biggest sink and we control the physical underlying switching capacity of the resid fuel in the two sinks and we have the top trader in the country to manage them.

          Now that's interesting, but it's even more interesting when you combine it with the natural gas position, because, of course, resid and natural gas are substitutes for each other. We are also the biggest [sink] for natural gas. We purchase about 2 BCF of natural gas a day and on peak it's up to 3 BCF. So what you have here is you have fuels that are substitute for each other and you're controlling, on the physical side, the switch between the natural gas and the residual fuel, along with the premier trader in both of those capacities.

          At the same time, we have 10 to 15 barrels of storage for resid and we have 60-- over 60 BCF of storage for natural gas. So what you have is the ability to trade the spread between the two fuels and you have the underlying capacity, physically, to switch between the two fuels and, at the same time, you have the ability to trade across time because you have storage for both of the two fuels.

          Now, that's interesting, but that's not the whole story yet. If you look at the map here, of course, what you see here in the yellow is you see-- and it's all, you know, Louisiana has the biggest gas reserves in the country. At the same time, we have the biggest gas sinks in the country in Louisiana and in Florida. And we have the Gateway Pipeline system, which is part of our Koch joint venture that connects the two of us together.

          Now if you compare the Gateway Pipeline system, for example, to the Florida Gas system, there's some differences. The Florida Gas system, for example, has no storage, it does-- it's not connected to the Henry hub. It pulls half of its gas out of Mobile Bay. If you compare it to the Buccaneer pipelines that's proposed here, the Buccaneer pipeline pulls all of its gas out of Mobile Bay, it has no storage, it's subjected to hurricane risks at the same time and neither one of them are, of course, connected to the Henry Hub.

          The Gateway Pipeline system, as you see here, is a real network pipeline that pulls gas from all over Louisiana. It has multiple connection points that pull gas. We have-- it's connected to the hub, various other liquid points. We have over 60 BCF of storage that we own. At the same time, we have eight different storage facilities around the pipeline.
Now that makes a very big difference compared to any of the other alternatives and when you're controlling the two sinks on both ends, then you have the great opportunity to put that gas through your own pipes.

          At the same time, you have great opportunity, if look at the Gateway Pipeline system to extend it on into Florida with some very attractive returns. And one of the advantages that Gateway has compared to the Florida Gas transmission pipe, for example, is simply the fact that that pipe is full so any incremental expansions under FERC tariffs has to be done at incremental cost, which is very expensive. Gateway is not full, so it can use rolled-in pricing, which is much more competitive.

          So if you think about this from a trader's viewpoint, this is, as the traders have said, a dream come true. Because what you have is, you have the biggest position, underlying physical position between resid and natural gas, and they're substitutes for each other and you control that switching on the physical side. At the same time, you have storage for both of the two, 10 to 15 million barrels on resid, a little over 60 BCF on natural gas and you have a pipeline between the two [audio interference] Louisiana to Florida.

          So what you have the ability to do is trade the spread between the fuels. You have the ability to trade the spread across time with the storage. You have the ability to trade across locations with the pipeline system.
And for a trader, like I said, this is a dream come true to have this kind of optionality, and particularly to control the underlying physical decision to switch between the fuels.

          You know, if you saw the Academy Awards a couple of years ago, you saw a fellow, Robert-- I think it's Roberto Benigni and he won the Academy Award for a movie called, ``Life is Beautiful.'' And when he won, he was jumping around and dancing and standing on top of tables. He was kissing people and doing somersaults and it was one of the most bizarre spectacles you've ever seen. And if you ever-- if you saw it, you don't forget it. It's been a joke for about two years.

          Well, Charles Koch [sp], if you know Charles, he's one of the richest men in the country. He's also one of the most distinguished, reserved men in the country and when we told him we were merging with FP&L, I won't tell you that he replicated Robert Benigni's performance, but as rich as Charles Koch is, he was very, very happy with this merger, I can tell you that.

          Now, one of the other opportunities we have here is the fiber optic business. Now this is an opportunity at Entergy that has simply gone under-managed because I don't know anything about the business and nobody in the company knows much about the business, but that's not true at FP&L. Jim comes from a telecommunications background, they thought this business through, they thought their business plan through and they have a business that is poised on the verge of explosive growth.

          If you look at the way they've thought through their business here on the left, the way they've laid their fiber, they have a first-mover advantage that allows them to greatly increase the fiber optics routes, the fiber capacity with the use of electronics rather than laying new fiber. At the same time, if you look at the way they've laid their routes and the technology they've used, it's much more reliable than any of their competitors. So even though this is a business where the margins are coming down, because they have thought this through, they're still selling a premium-priced product in the market place because of reliability.

          If you look at Entergy, you know, you see we have a similar lifting opportunity, at least on paper. You know, we've laid out our fiber routes from Little Rock to Memphis, down to New Orleans, through Jackson to New Orleans, up to Houston and to Dallas, so added on some [unintelligible] routes across so we had the kind of reliability that FP&L has. And what we're going to be doing with our fiber route is we're going to turn that over to the FP&L Group and have their business people think through the opportunity that we have and, at the same time, we're going to turn both of our fiber optics businesses over to Koch and they're going to start trading bandwidth to enhance the opportunities that we both have.

          Now, that's the advantage of having partners. You know, we have a partner now that can think through the business plan. We have a partner now that can trade bandwidth and make this a valuable business. But clearly, this is a business that is under-valued in the market place for FP&L and under-managed at the Entergy Group.

          Now, I talked about the opportunities that we have and they're enormous. There's opportunities to buy nuclear plants and power development. We've got 100 turbines. We have opportunities to grow the pipeline business, to grow the trading business and fiber optic business, the question is, do we have the resources to do all that?

          In this chart, you know, our shareholders have seen this chart before, and what it's meant to depict, we call it financial headroom, is your ability to grow the business either through internal cash generation or through accessing the capital markets without impairing your balance sheet. Of course, where you want to be is that upper right hand corner.
Of course, FP&L has no peer. At the same time, through our asset sales and the restructuring of our business, you see that we're positioned, also, up there, getting closer to FP&L. But this is clearly two of the three best-positioned companies in terms of having the financial resources to actually follow through on their plans. So we don't just have great opportunities, we also have great resources.

          Now, one of the things that you-- that when you, I don't when you meet with other companies you don't hear is talk, for example, about how clean is their capacity. You don't hear, do they have the financial resources or are they going to leverage up to 70 to 80 percent in order to achieve their financial objectives. You know, you don't hear exactly where they have the trading capacity, the intellectual capability to follow through and manage all this price risk. In every one of those areas, we consider those to be strengths of this combined company.

          Now, just put another way for all of you out there that model this, what this combined company will have is cash flows in the area of $4 billion or so a year, which is pretty impressive compared to anybody else in the industry. Another way to think about this, and I think it's a good way and you all have really started us all thinking about it, is to think about each one of these companies in terms of kind of the sum of the parts. Because it's no longer-- we're into a lot of different businesses and they're hard to value when you don't think about each business individually.

          And, of course, when almost any company in the industry, when you do the metrics, you get a value higher than it's currently trading for. And the problem with that is, that the metrics don't work because very few companies have any business that has, on a stand-alone basis could actually be profitable or achieve full value. So when you're applying that metric to a sub-optimal-type business, you're overstating the value of that company.

          But in this particular case, we don't believe that's true. We have no less than four or five businesses here that if you look at these metrics on a stand-alone basis can achieve full value and full profitability.
And if you apply these metrics to each one of these businesses, you'll get something well in excess of what these companies trade for.

          So putting these two companies together, two plus two is not four, it's not five, it's not six. It's something more than that and I'm sure over time that you'll all come to the conclusion of what this company is really worth.

          So this is what you just heard. I'm not going to go through it back again, but just, in summary, what you heard is this is a company that has great resources -- $4 billion a year cash flow. This is a company that has great opportunity that will result in earnings per share growth of over 10 percent a year. At the same time, this is a company that has an alignment of vision, an alignment of strategy that you have never seen before in any of these mergers.

          You know, all of us spend a lot of time trying to predict the future. And, you know, one thing we can probably all agree upon, as this industry goes through deregulation, there is going to be a lot of misery and there's going to be a lot of opportunity. In part, a lot of the opportunities are going to come from the misery of others. There's no doubt about that.

          But at the same time, you know, the companies that will be successful will be the companies that don't spend all their time trying to predict the future, but actually go out and create the future and then manage the unforeseen better than everybody else. And that will be this company.

          In putting these two companies together, we have created the future. We have created it-- we now control our own destiny and we will create the future of the industry. And when all the dust is left-- settles and all the-- we all get through deregulation, I assure you this will be the company that is left standing taller than everybody else, because this is a company that's in a league of its own. And we intend to execute better than everybody else to make absolutely that it remains that way.

          Now, I'll turn it back to Jim to start the questions.

J. Broadhead:  Thank you.

Operator: Ladies and gentlemen, on the phone lines, if you have a question, please press the one followed by the four on your telephone. You will hear a three-tone prompt acknowledging your request. If your question has been answered and you wish to withdraw your polling request, you may do so by pressing the one followed by the three. If you are on a speaker-phone, please pick up your handset before entering your request. Thank you, one moment.

Unidentified Speaker:    [unintelligible]

J. Broadhead: --they line the shelves. It's not the strategy that's unique, it's the execution and I think that we have both demonstrated in our companies that we can execute and that we will continue getting better. In fact, looking back, I remember, I think a year or two years after FPL started reducing its cost per kilowatt hour, we had gone from 1.18 cents down to
1.16 and in one of the security analyst meetings someone said, you know, you've really come so far down, you're probably approaching, you know, the bottom. What are you going to do next? We're now down around 1.07.
And we're still going down and this is what Wayne's talking about.

          You get the best people, you motivate them and this is a motivating event for our people and I think for Wayne's as well. We are going to be executing and that's what it takes.

          OK, with that, I'd love to hear your questions.

Andy Levy:     Andy Levy from Credit Suisse First Boston.  Congratulations, Jim and Wayne, and definitely you've made a very compelling argument for the merger. Just a couple of things that were left out of the handout that I think we'd like shared with us. If you could walk us through the financials, possibly, as far as how the numbers are going to work in `02 and beyond, earnings-wise, savings, other things that are important like that? And also, if you can give us an idea of how long you think the merger's going to take and also what assumptions you're making as far as regulatory, not only approval, but if there are any rate decreases in assumptions that you're making or any type of sharing? Anything along those lines would be very helpful.

J. Broadhead: Let me call on Wayne for that, but to give him just a second, when we're talking about the savings and the regulatory side, we really are talking approximately half of them coming from labor and a little over 30 percent would be in the information technology and probably the remainder would be procurement and other areas. And when we're talking about the non-regulated side, we're really talking about margin enhancement as well as cost savings.

          So it's a mix of the two, as well as capital expenditure savings on the non-regulated side. But, Wayne, you want to take a crack that?

W. Leonard:    I'm not sure I can add a lot, maybe, to what you already know, but just to maybe to re-emphasize the numbers, because the projections that we put out, you know, and it's always in all of our best interests to err on the side of conservatism when we do this, but, you know, we had about
$275 million of pretax synergies that have been identified that we think are relatively low-hanging fruit before you even get into the best practice things that Jim talked about.

          Of that number, it's significant because almost half of that comes on the non-regulated side, which we intend to start picking up immediately. And, of course, there would be no sharing with anybody for those except with our shareholders.

          About $150 million of that is in the regulated businesses, which we can get very quickly through various programs that we can implement during the transition. And one of the things I want to emphasize is one of the things that Jim's been-- I've been through this before, Jim's been through this many times, Jim's going to focus a large amount of his attention to the transition to make sure we do this better than anybody else has ever done it, but when we get into the second or third year here, we would expect, certainly, no less than $100 million after tax and after any kind of sharing arrangements to flow right to the bottom line.
And that's in addition to the billion dollar buy-back program.

          This is a substantially accretive transaction and, you know, we have about $9 billion investment and we expect that we'll also maintain very sound financial integrity through the same process.

J. Broadhead: Oh, can I just remind you, by the way, to-- when you ask a question, since we have a lot of people on the telephone, to make sure you, as Andy did, state your name and the firm that you are from, so that the people on the telephone [unintelligible]--

John Spellman: OK. John Spellman [sp] with CIBC Work Markets and congratulations on your transaction, first off. How, exactly, are you going to ensure that you have the resources, the construction and the engineering resources necessary to build out your 20,000 megawatts of non-regulated capacity over the next couple of years? I know that you're not alone in the industry with an ambitious program of this kind. And I guess the second question I have is how do you intend to finance it?

J. Broadhead: Let me just mention the resources that I have to lean on-- [unintelligible] financing. I did mention, very briefly, in my comments the-- certainly one of the skills that we're very proud of at FPL is that we have done a very good job in overseeing the construction and being, in a sense, the general contractor, in most cases, of the plants that we have been building. And we have been consistently in the better group-- better quartile as far as speed of completion and as far as the plant operating as it should and the cost per installed kilowatt hour.

          And we think that the joint venture that Entergy has with Shaw, which is a very capable company, extremely well known, certainly, in the [unintelligible] area as a company that knows-- is very well structured and knows how to construct things and we'll have a-- an edge. First of all, we have our captive joint venture for the purpose of building a plant, and it will give us an edge in the speed of completion and an edge also in the cost of [inaudible]--

W. Leonard:    Yeah, I think-- I think Jim covered that very well.  I mean, that was the basis for Entergy going out and forming the joint venture with Shaw. Shaw-- I mean, a lot of you don't know Shaw, but, you know, Shaw has worked on almost all the power development projects around the world. They have some 200,000 megawatts of experience under their belt.

          You know, when you get Shaw-- when you get Bechtel, what you get is Shaw. They go hire Shaw and you pay Bechtel a premium to go hire them. And we've hired them directly. We cut out the middle man and we're getting their number one, two, three, four, five teams dedicated to this. Of course, Shaw just completed their acquisition of Stone and Webster to ensure that we also have the engineering dedicated to these 100 turbines that we're developing. At the same time, both of the two companies also have a great deal of experience in this area also.

          In terms of financing, most of the financing is going to be done on internal cash generation. We'll do some project financing, you know, where it's appropriate, for example, like on a Riverside, where we're doing 90 percent debt and 10 percent equity with the bankers. We'll sell down some projects where that's appropriate.

          But we have-- we expect to have more than enough cash to finance this program. We have some $9 to $10 billion of investment planned and that will come out of the internal cash generation of this company, which is about $4 billion a year.

Paul Fremont: Paul Fremont from Jefferies. Can you discuss the consolidated proforma targeted equity ratio and would there be additional opportunities for share repurchase after the transaction closes?

J. Broadhead: As I remember, Wayne, we're talking about-- out in the-- when we completed the $1 billion and when we're out in year 2003 and 4, the debt component would be in the mid 50s--

W. Leonard:    Low to mid 50s.

J. Broadhead:  I forget the second part.

W. Leonard:    Will we have additional buy-back opportunities?

          And you know, I think that, you know, Jim and I both told you very strongly, you've heard us both say it numerous times, that financial integrity means a lot. When you're in a commodity business, no matter how good you are at managing the price risk, you have to have strong financial underpinnings in any of these companies. We intend to maintain that and with the size of this company, having 52 to 55 percent debt and being able to manage the price risk, on the other side, we think that's an appropriate target to maintain.

          Whether or not there's additional buy-back programs in the future, you know, will depend upon a lot of-- a lot of factors.

J. Broadhead:  We're going to be driven by shareholder value.

Greg Gordon:   Hi.  Greg Gordon from Goldman Sachs.  Back to the-- the issue of cash flow, one of the most compelling parts of the FPL story has been its free cash flow, even after its maintenance and capital expenditure needs. Can you talk about how much of that $4 billion in operating cash flow, net of Entergy and FPL's regulated capital expenditures and the new dividend will actually be free to pursue growth opportunities?

W. Leonard:    Well, I mean, I'll take a shot at that.  I mean, I can't give you specifically, the FP&L numbers, but, you know, what we're looking at is operating cash flow over a three-year period of time of in excess of $11 billion, of which the utility capital program, you know which I would say, in many cases, in our case, is very conservative in that we put quite a bit of dollars in there for system improvements that may or may not need to happen, but if you net out the dividend and the utility capital programs of about $6 billion, so that still gives you $5 billion of free cash flow, after the utility and after the dividend, over that three-year period of time. It's a big number.

J. Broadhead: I think it's also possible that as restructuring takes place [inaudible] to satisfy FERC and market power, we may be required to sell some of the capacity. And that's very valuable capacity that we have that Wayne talked about. So that would be another source of a significant amount of cash [inaudible]--

W. Leonard:    You know, just to add on to that, you know, of course, we're going through deregulation in Texas and Arkansas, we have the opportunity to securitize any stranded assets in both of those two states and we filed some fairly big numbers in both of those two states as far as what that stranded asset number might be. And we're-- we are, at least by law, guaranteed to be able to cover that and securitize it.

Paul Patterson:     Paul Patterson, CSFB.  I was wondering if you could just
elaborate a little bit more on the sharing that-- that might be requested on the part of regulatory commissioners and what your assumptions are with respect to the respective states? As well as, goodwill is-- is the goodwill locked in based on Entergy's current stock price or if Entergy's stock price goes up, does that-- does that change it at all? Or if you could just sort of elaborate a little bit on that, as well, those two questions, particularly the sharing?

W. Leonard:    Yeah, I believe the goodwill is locked in as of this point in time at book value, so there wouldn't be any. With regard to the sharing, you know, I don't want to put a stake in the ground today to negotiate with regulators, but you've all seen all the transactions and in most of the transactions, regulators have typically been very fair with wanting half of-- something around half of the non-fuel O&M savings.

          We have somewhat of a track record with the AEP/CSW merger going through three of our states already and they've been very fair, I think, to AEP in that regard. They want service reliability standards put in place, they want a share in the savings with a tracker or maybe a rate freeze.
But the important thing to keep in mind is half of these savings that we're talking about is the non-regulated piece of our business and that flows right to the bottom line, regardless of what happens on the regulatory front.

Jay Dobson:    Jay Dobson with Donaldson, Lufkin and Jenrette.  Three questions if I could. First, could you talk a little about the transmission interconnection that you'll have to establish, either contractually or physically under the Public Utility Holding Company Act and how you'll complete that? Second, if you could just describe the break-up fees as a part of the merger agreement? And third, just describe a little more of the stock buy-back program, when you believe you can begin buying back stock, how fast you expect to complete the two programs? And, I guess, just for clarity, I assume both these programs are in addition to both companies' existing programs? Thank you.

J. Broadhead: Perhaps I can comment on the transmission interconnection. Obviously, as you know, in order to satisfy the requirements of the Public Utility Holding Company Act, we have to have an efficient interconnection. And we would be required to have an interconnection that would run through the territory of the Southern Company. We have already filed for that. It appears to be available and Southern Company is required by rules and regulations to make it available, so we don't anticipate there are any problems with that at all.

          The contracts provide for a breakup fee of, I think, $250 million plus $25 million in expenses going both ways. You might want to comment on the breakup and the stock buy back.

W. Leonard:    Yeah, the buy back is not in addition to what we already have in place. It includes the remaining amounts we currently have. So for Entergy, we originally had a $750 million buy back. We have about $130 million left, our portion of the buy-back allocation was around $430 million, so you take $130 that we want to get done this year, at a minimum, so then we have $300 to get done next year, because we want to close this transaction within 15 months. So this is going to be a pretty rapid program for Entergy and it's about $430 million and we got to get rolling in order to get accomplished by the time the merger closes.

Terry Shuh:    Terry Shuh, J.P. Morgan, can you elaborate a bit more on the regulatory approval process, which you said would probably be around 15 months, with regard to the FERC and also, the FTC is current reviewing the DTE/MCN merger? Are there any competitive issues? I think, Jim, you talked about, perhaps, the need to sell down some of your capacity to satisfy FERC or FTC and if you could elaborate on that point?

J. Broadhead: Terry, thank you, I didn't mean to imply -- I'm glad you raised that in order to get this deal done we would need to sell down. What I meant, as restructuring goes ahead some of the space and as you want to be able to sell to your own distribution company, for example, at market-based rates, you will have to satisfy or you may have to satisfy FERC as far as so-called market power issues. And at that time, there could be some selling down, but we don't anticipate that there will be any request by FERC to sell assets in connection with this transaction.

          The regulatory approval process, again, the attorneys that we have retained believe that this is a very straightforward thing and, fortunately, some of the other companies have blazed the trail and the SEC and FERC both seem to be proceeding with relative alacrity compared to the way things were several years ago.

W. Leonard:    Yeah, and I think the issue still that comes up in our states, because we have five jurisdictions to get through, including the City of New Orleans, and then, like Jim mentioned, the attorneys are very confident that there are no issues, virtually, at the SEC or at FERC.
There's no market power issues or any of the other things that typically get people hung up.

          The AEP situation, you know, we could discuss why it took them so long. But in part, it took them so long because they tended to do these states sequentially instead of all at once and, you know, in our case, we have CEOs of each one of our jurisdictions that run the business in the jurisdiction and are the CEO as far as the regulators are concerned.
We'll run them all simultaneously and we'll have a bake-off to see who can get it done quicker and keep more of the savings.

          And we've already talked to all of our regulators. We accomplished that last night. We had very positive response from our regulators and, frankly, in most of the jurisdictions they have so many things to do, particularly in Arkansas where they're trying to get through deregulation, get through all the things they have to do by 1-1-2000, you know, they're interested in finding a quick solution to this. And we're going to offer them up some pretty quick solutions consistent with what they've done in past practice, consistent with the reliability assurances and just what they all brought up to us, just assure us that reliability will be maintained, and that's what we told them.

A. Levy: It's Andy Levy, again, with Credit Suisse First Boston. I'll try to ask my question more directly. In 2002, obviously, you hope will be the first year out of the merger, call it the first full year for argument's sake. FPL's consensus is about $5 a share, I would guess, last I looked, something like that. Where do you guys expect your earnings to be in `02? And then, obviously, you said you were going to grow 10 percent off that. But what base are we looking at, how to value this stock or both stocks?

J. Broadhead: You're talking about where do we guys, meaning the new co, expect the earnings to be in `02? I don't have a number for what the earnings are likely to be.

W. Leonard:    No, I think if you're-- I mean, in terms of valuing it from an FP&L perspective, if you take the buy back in place and the synergies and the allocation of the synergies, I mean, you're looking at accretion for FP&L that is, when we say substantial, I mean, we're talking about very, very big numbers into that-- into, you know, maybe as much as 70-80 cents a share with the buy back and the earnings going to the bottom line. It's a big number.

A. Levy: OK. So just that we understand each other, you're saying on the $5 number for FPL in 2000, first full year of the merger you see 70-80 cents accretion to that $5 number? Is that what you just said?

W. Leonard:    Yeah.

A. Levy:  Thank you.

J. Broadhead:  We have some questions on the phone, apparently.

Operator: Your next question is from Kit Konolige from Morgan Stanley. Please proceed with your question.

Kit Konolige: Good morning, gentlemen, congratulations on a huge deal. A couple of questions, kind of following up on some others. The first would be could you detail for us a little bit what are the drivers of the 10 percent-plus growth that you see coming out of the box for the new company? And secondly, could you just give us an idea of what sorts of discussions you've had with regulators and other political types in your states and what their reaction has been?

J. Broadhead: Maybe I can take the first part and you take the second part, unless you want to take the first part? Well, the drivers of the 10 percent growth we already talked about some of the synergies and these are substantial numbers that we're really talking about as far as savings.

          But on top of that, and I think the most important factor, really, is not just the savings, but the businesses for both of our companies that are growing most rapidly really are the independent power businesses we have.
And by putting these two businesses together, we are going to have, in spades, the critical success factors and much greater opportunities, much great optionality that will lead to, I think, significant revenue enhancements as well as unit cost reductions all across the line.

          So I think it's that new powerful company and the skills it has, as well as the normal synergies and savings that one would get.

W. Leonard:    The second part was the political--

K. Konolige:   That's right.

W. Leonard:    --the political reaction?  I think, you know, again, the most sensitive for us is the City of New Orleans and, as all of you know, that's important because we're headquartered there and it's important because we're regulated there also, by the city council. We talked to all of the city council members yesterday. I personally talked to the head of the utility committee, who really makes the decisions on the city council with regards to these issues. I talked to the mayor yesterday and they were all very, very supportive.

          The comments in the paper this morning in New Orleans was that they were going to reserve judgment until they actually see facts, but on a personal basis, they understand the way the world is, you have to grow or get eaten. There was a lot of concern, frankly, that we would be taken over by an out-of-country utility or something and they would lose all corporate headquarters, all jobs in New Orleans. So they were very supportive of the fact of keeping the utility headquarters there. It means a lot of the community.

          The newspaper this morning in New Orleans ran a very, I think, a very fair story. The headline was very good. The story focused on the benefits and, of course, it carried some of the social issues with concern about support for the community and loss of a Fortune 500 company, but on balance it was the best possible story, I think, that we could have expected.

          And the elected officials have been-- we've gotten very good, at least up until now, nobody has stepped out and tried to make this a political issue. They've remained relatively neutral.

          Andy, back to your question, and you know, you mentioned the $5 estimate on FP&L. I can't confirm that number. I'm not sure what it is. When I was giving you a number of that 70-80 cent range, that's off whatever consensus is and I just assumed that you've got the right numbers.

J. Broadhead:  Is there another question from the telephone?

Operator: Your next question is from Amy Dobson from Morgan Keegan. Please proceed with your question.

Amy Dobson:    Good morning.  I was wondering if you could talk about the specifics of the Entergy-Shaw joint venture. Is it the intent of the combined company that the existing FPL projects are going to flow through the joint venture in the same capacity that the Entergy projects are slated to?

J. Broadhead:  I didn't quite get all that.  That was breaking up a little bit.

A. Dobson:     OK.  Let me repeat that.  I was wondering about the specifics on the Shaw-Entergy joint venture. It is the intent of the combined company that the existing FPL projects will, and any projects going forward, will flow through the joint venture in the same capacity that the Entergy projects are slated to?

J. Broadhead: We want to use the best assets we have. That's the way we're going to be very successful. And I think-- I see no reason why, when we are buying a-- or building a plant from the ground up, we shouldn't use the Entergy-Shaw venture and that may incorporate some of our people in it as well. We're trying to build one team and, as Wayne said, we'd like to get some of this stuff going faster, not waiting for the final approvals and I think we can do many of those things -- joint projects, joint bidding, joint use of the trading facilities, because we're not waiting for regulators on the unregulated side.

W. Leonard:    You know, when we used Shaw as a test case, actually, on our
Freestone [sp] project and Shaw, you know, by developing a footprint, standardized footprint for these GE turbines, using a standardized technology, using the same teams over and over again, having their own engineering and our own expertise, we expect to see a 15 percent cost reduction on building these plants compared to our competitors through this venture. And most certainly there will be people at FP&L that will become part of this venture that they're already using, just as there will be Entergy people.

          But the central focus of it, of course, will be the Shaw and the Stone and Webster and dedicated footprint for these-- for these new projects to produce, fill power projects that are substantially more competitive than anybody else has in the market today.

A. Dobson:     OK.  Thank you.

Operator: Your next question is from Karen Roth from UBS Warburg. Please proceed with your question.

Karen Roth:    Hi.  I had a little trouble hearing the answer to the capital structure.  Did you say 52 to 55 percent by `03-'04 time frame?

W. Leonard:    Yeah, we expect to maintain 52 to 55 percent over the five to
10 year horizon. That's our target level. That's consistent with a very aggressive build program and with the cash flows that we have generated internally.

K. Roth:  OK, what would your leverage be immediately, close of transaction?

J. Broadhead:  I'm sorry.  We didn't hear what you said.

K. Roth: What will the leverage be immediately upon closing of the transaction?

W. Leonard:    I'm sorry.  We're still not quite getting that question.  The leverage?

J. Broadhead:  Leverage.  [unintelligible]

W. Leonard:    I think we're getting the advice that it's the low 50s.  I don't have that number in front of me, but I'm getting-- I have pretty good advice that's being given to me, so I think that's probably correct.

K. Roth:  OK.  And of the 6.3 million customers, how many are gas?

W. Leonard:    That's 6.3 million, I think, electric customers.  In addition to that, then we have the gas customers in Baton Rouge and New Orleans and I don't have that number in front of me. About 200,000 gas customers, in addition.

K. Roth:  OK.  Thanks.

J. Broadhead:  We have a question inside here?

Annie Tsao:    This is Annie Tsao from Alliance Capital.  A couple questions.
Did you have any previous conversation with the SEC for this announcement and what's their reaction? And when are you planning to file? Are you planning to file as soon as possible? And also, can you talk about your dividend policy and the changes to that? And also, organization, structure changes?

J. Broadhead: Well, as far as the SEC is concerned, I believe attorneys spoke on a no-name basis with the SEC, but certainly not on a names basis. But we don't anticipate any problems. The SEC doesn't care much about PUHCA any way and they have, as you know over the last several years, made it easier and easier to do deals within the scope of the Public Utility
Company Holding Act. So I don't think there's going to be any problem with the SEC.

          As far as dividend policy, the new company is going to be, essentially, adopting the dividend of FPL. Whenever the closing takes place, the dividend that FPL has will be the dividend for the new company. So that will mean, for example, if the closing took place in three months, which occasionally I have dreams like that and it makes me very enthusiastic, then each shareholder of FPL would retain the dividend that he was getting under FPL Group and I believe through the exchange ratio, the shareholders of Entergy would have an increase in dividend from something like $1.20 to $1.26, I believe, in that range.

          The other question?

W. Leonard:    How soon we're going to do proxies and shareholder vote?  I mean, I think that was the question. We're expecting to be able to get the proxy-- we hope to get the proxy out within the next 30 days or so and have a road show this fall and shareholder vote this year.

G. Gordon:     Greg Gordon with a follow-up question.  I know we've got a long way before this deal gets closed, but strategically, looking at your unregulated business, I mean, combining these two businesses gives you critical mass, looking out to 2004 you'll be as big an unregulated portfolio of business with as robust a marketing and trading effort as probably anyone in the industry. And you also mentioned yourself that the sum of the parts very rarely gets valued into the value of the stock without a formal type of separation. Given that deregulation's moving pretty slowly in your states for reasons that you've already talked about, you know, how focused are you guys on sort of the next long-term strategic step, given that the pure plays in this industry trade at, you know, three times the value of the conglomerates?

W. Leonard:    Well, I can give you a short answer to that from my new boss here, because last night when we talked about this issue that we're going to do the right thing by shareholders, whatever that is. And, you know, we think that, like I said, all these businesses on a stand-alone basis have critical mass. They can achieve full profitability, full value on either a stand-alone basis or as a combined part of the new company. And we'll make the best decision for our shareholders when the time comes.

          I mean, our immediate objective is to, hopefully, show and demonstrate to the market place the value of all these parts in the new company and how we separate them or keep them together, we'll make that decision in time.

J. Broadhead:  I'm told we have time for one more question.

Margaret: This is Margaret [unintelligible] with Lazard. I have two questions, please. First, can you discuss the timing of the benefits of the fiber optics management at FPL having an impact at Entergy Group? And secondly, can you discuss the impact of the deal on your respective plans to create regional transmission companies?

J. Broadhead:  You want to take the first part?

W. Leonard:    OK.  You know, we've already started the discussion with the FPL people with regard to what they would do with our fiber optic route and capacity. We've already started the discussion with Koch with regard to trading bandwidth.

          Now, I can't give you an estimate or a prognosis with regard to what they will tell us. Koch is very enthused about having these underlying physical positions and then be able to trade bandwidth around those physical positions. I think FP&L Group-- this is something they wanted to get started for some time and were concerned about having, actually, the trading capacity to do it.

          So that will probably be something that will happen very quickly. What will happen with regard to Entergy's current systems, we'll just have to wait and see how the business plan turns out.

J. Broadhead: Well, both of us have already expressed our positions on the FERC's requirement to have an RTO and we both favor strongly TransCos because we believe that the public will benefit by having as much market-based as possible and I don't know any reason why this should, in any way, slow that down. Do you, Wayne?

W. Leonard:    No.

J. Broadhead: So I think that will be it. Thank you all for coming. Let's just say again, I think you can see how enthusiastic the two of us are and I can tell you that the senior management of both our companies and our boards of directors share that enthusiasm. We really feel we're creating the premier electric power company in the country and this positions us for tremendous success and the creation of great shareholder value in the future.

          We sure appreciate your coming.  Anything [inaudible]

W. Leonard:    Thank you.

[applause]

Operator: Ladies and gentlemen, that does conclude your conference call for today. We thank you for participating and please disconnect your lines.

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This document is being filed pursuant to rule 425 under the securities act of 1933 and deemed filed pursuant to rule 14a-12 under the exchange act of 1934. This document does not constitute an offer of sale of securities.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, FPL Group, Inc. and Entergy Corporation will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by FPL Group, Inc. and Entergy Corporation with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of the FPL Group's filings may be obtained by directing a request to FPL Group, Inc., 700 Universe Blvd., P.O. Box 14000, Juno Beach, FL 33408-0420, Telephone: (561) 694-4000. Free copies of Entergy's filings may be obtained by directing a request to Entergy Corporation, 639 Loyola Avenue, New Orleans, Louisiana 70113, Telephone: (504) 576-4000.

PARTICIPANTS IN SOLICITATION

Entergy Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning Entergy's participants in the solicitation is set forth in Entergy's Current Report on Form 8-K filed with the Commission on July 31, 2000.